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                                                 OMB APPROVAL
                                                 OMB NUMBER  3235-0287
                                                 EXPIRES:  JANUARY 31, 2005
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE  0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

    Belzberg,                       Samuel
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
   C/O GIBRALT CAPITAL CORP.
   1177 WEST HASTINGS STREET, SUITE 2000
--------------------------------------------------------------------------------
                                    (Street)

  VANCOUVER, BRITISH COLUMBIA                          V6E 2K3
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

   CANADA
________________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol


    DIOMED HOLDINGS, INC. (DIO)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

     3/18/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                              5.             6.
                                                              4.                              Amount of      Owner-
                                                              Securities Acquired (A) or      Securities     ship
                                   2A.           3.           Disposed of (D)                 Beneficially   Form:    7.
                       2.          Deemed        Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct   Nature of
                       Trans-      Execution     Code         ------------------------------- ing Reported   (D) or   Indirect
1.                     action      Date,         (Instr. 8)                   (A)             Transaction(s) Indirect Beneficial
Title of Security      Date        if  any       ------------     Amount      or     Price    (Instr. 3      (I)      Ownership
(Instr. 3)             (mm/dd/yy)  (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)(Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK           12/31/02    12/31/02       C       V       50,000       A      N/A            50,000   I (1)      (1)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK           1/17/03     1/17/03        P              950,000       A      $2.00       1,000,000     (2)      (2)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK           1/31/03     1/31/03        C       V       50,000       A      N/A         1,050,000   I (1)      (1)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK           2/28/03     2/28/03        C       V       50,000       A      N/A         1,100,000   I (1)      (1)
===================================================================================================================================

(1) As of March 18, 2003, the Reporting Person beneficially owned 150,000 shares of common stock arising from control of Gibralt Capital Corp., which directly owns 150,000 shares of common stock, such shares having been issued upon the automatic conversion of 150,000 shares of Class A Convertible Preferred Stock (50,000 shares on 12/31/02, 50,000 shares on 1/31/03 and 50,000 shares on 2/28/03, These shares of Class A Convertible Stock will continue to convert into common stock automatically at a rate of 50,000 shares per month as of the last day of each month through February 2004 (at which time all shares remaining unconverted will also automatically convert into common stock), unless the Issuer's Board of Directors determines to accelerate or otherwise alter the conversion schedule. See corresponding report of Derivative Securities Disposed of in Table II.

(2) 950,000 shares indirectly beneficially owned by Reporting Person arising from control of Gibralt US, Inc., which directly owns of 950,000 shares of Common Stock it purchased on 1/17/03 in a private transaction.



*  If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  (Print or Type Responses)                                            (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
                                                                                                           Deriv-    Form
              2.                                                                                           ative     of
              Conver-                           5.                              7.                         Secur-    Deriv-  11.
              sion                              Number of                       Title and Amount           ities     ative   Nature
              or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-  of
              Exer-            Deemed   4.      Securities    Date              Securities        Price    ficially  ity:    In-
              cise     3.      Exe-     Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct  direct
              Price    Trans-  cution   action  or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or  Bene-
1.            of       action  Date,    Code    of(D)         (Month/Day/Year)            Amount  ative    Reported  In-     ficial
Title of      Deriv-   Date    if any   (Instr. (Instr. 3,    ----------------            or      Secur-   Trans-    direct  Owner-
Derivative    ative    (Month/ Month/   8)      4 and 5)      Date     Expira-            Number  ity      action    (I)     ship
Security      Secur-   Day/    Day/     ------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.(Instr.
(Instr. 3)    ity      Year)   Year)    Code V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

CLASS A       N/A (3) 12/31/02 12/31/02  C   V        50,000  N/A      N/A     COMMON     50,000   N/A (3) DERIVATIVE I, D(5)  (5)
CONVERTIBLE                                                                     STOCK                      SECURITIES
PREFERRED                                                                                                  REPRESENTING
STOCK                                                                                                      IN EXCESS OF
                                                                                                           9,353,332
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK (5)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A      N/A (3)  1/31/03   1/31/03  C   V        50,000  N/A      N/A     COMMON     50,000   N/A (3) DERIVATIVE I, D (5) (5)
CONVERTIBLE                                                                     STOCK                      SECURITIES
PREFERRED                                                                                                  REPRESENTING
STOCK                                                                                                      IN EXCESS OF
                                                                                                           9,303,332
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK(5)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A      N/A (3)  2/28/03   2/28/03  C   V        50,000  N/A      N/A     COMMON     50,000   N/A (3) DERIVATIVE I, D (5) (5)
CONVERTIBLE                                                                    STOCK                       SECURITIES
PREFERRED                                                                                                  REPRESENTING
STOCK                                                                                                      IN EXCESS OF
                                                                                                           9,253,332
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK(5)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A      N/A (3)  8/31/00    N/A     P           999,000  N/A      N/A     COMMON     999,000  $1.00   DERIVATIVE  I (3)   (3)
CONVERTIBLE                                                                    STOCK      (3)              SECURITIES
PREFERRED                                                                                                  REPRESENTING
STOCK                                                                                                      999,999
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK(3)
----------------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS $1.25  5/14//01    N/A     A            50,000   (4)    5/13/11  COMMON     50,000   N/A (5) DERIVATIVE I(3),D(4) (3)
                                                                               STOCK                       SECURITIES
                                                                                                           REPRESENTING
                                                                                                           1,049,999
                                                                                                           SHARES
                                                                                                           COMMON
                                                                                                           STOCK
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
WARRANTS      $.26   12/27/02    N/A     P         8,333,333 6/27/03  6/27/08  COMMON  8,333,333   (6)   DERIVATIVE I(3),(6)(3),(6)
                                                                               STOCK                     SECURITIES D(4)
                                                                                                         REPRESENTING
                                                                                                         IN EXCESS OF
                                                                                                         9,383,332
                                                                                                         SHARES OF
                                                                                                         COMMON
                                                                                                         STOCK(6)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A       (6)    12/27/02    N/A     P           (6)       (6)     1/1/04  COMMON     (6)     (6)    DERIVATIVE  I (6)     (6)
SECURED NOTES                                                                  STOCK                     SECURITIES
DUE 1/1/04                                                                                               REPRESENTING
                                                                                                         IN EXCESS OF
                                                                                                         9,383,332
                                                                                                         SHARES OF
                                                                                                         COMMON
                                                                                                         STOCK (7)
----------------------------------------------------------------------------------------------------------------------------------
CLASS B       (6)    12/27/02    N/A     P           (6)       (6)     1/1/04   COMMON    (6)     (6)    DERIVATIVE  I (6)     (6)
UNSECURED                                                                       STOCK                    SECURITIES
NOTES DUE                                                                                                REPRESENTING
1/1/04                                                                                                   IN EXCESS OF
                                                                                                         9,383,332
                                                                                                         SHARES OF
                                                                                                         COMMON
                                                                                                         STOCK (7)
----------------------------------------------------------------------------------------------------------------------------------
WARRANTS      $.26   3/18/03 (8) N/A         D  (6),(8) 2,083,334 6/27/03 6/27/08 COMMON  6,249,999 (6),(8)DERIVATIVE   I (8)  (8)
                                                                                  STOCK                    SECURITIES
                                                                                                           REPRESENTING
                                                                                                           IN EXCESS OF
                                                                                                           7,149,998
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK (9)
----------------------------------------------------------------------------------------------------------------------------------
CLASS A       (6)    3/18/03 (8) N/A         D  (6),(8)          (6),(8)  1/1/04  COMMON  (6), (8)  (6),(8)DERIVATIVE   I (8)   (8)
SECURED NOTES                                                                     STOCK                    SECURITIES
DUE 1/1/04                                                                                                 REPRESENTING
                                                                                                           IN EXCESS OF
                                                                                                           7,149,998
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK(9)
----------------------------------------------------------------------------------------------------------------------------------
CLASS B       (6)    3/18/03 (8) N/A         D  (6),(8)         (6), (8)  1/1/04  COMMON  (6), (8)  (6),(8)DERIVATIVE   I (8)  (8)
UNSECURED                                                                         STOCK                    SECURITIES
NOTES DUE                                                                                                  REPRESENTING
1/1/04                                                                                                     IN EXCESS OF
                                                                                                           7,149,998
                                                                                                           SHARES OF
                                                                                                           COMMON
                                                                                                           STOCK (9)
-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Explanation of Responses:

(3) Automatic conversion of 50,000 shares of Class A Convertible Preferred Stock into 50,000 shares of Common Stock with no additional consideration paid on each of 12/31/02, 1/31/03 and 2/28/03. See corresponding report of Non-Derivative Securities Acquired in Table 1. These shares were among 999,999 shares of Class A Convertible Preferred Stock purchased by Gibralt Capital Corp. on August 31, 2000 for $1.00 per share. Of these shares of Class A Convertible Preferred Stock, as of the date of filing of this Form 4, 849,000 shares of Class A Convertible Preferred Stock are still outstanding and owned by Gibralt Capital Corp.

(4) Stock Options to purchase up to 50,000 shares of Common Stock at an exercise price of $1.25 per share owned by Reporting Person (see Note
         3) when vested, of which 43,750 options were vested through 12/31/02 and the remaining 6,250 options will vest on March 31, 2003, subject to acceleration upon the occurrence of certain circumstances pursuant to the terms and conditions of the 2001 Employee Stock Option Plan under which these Stock Options were issued.

(5) Consisting of (i) that number of shares of Class A Convertible Preferred Stock owned by Gibralt Capital Corp. as of such date (see
         Note 3), (ii) Stock Options to purchase up to 50,000 shares of Common Stock owned by Reporting Person (see Note 3), (iii) Warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.26 per share owned by Gibralt US, Inc. (see Note 6), and (iv) an indeterminate amount of shares issuable upon the optional conversion of Class A Secured Notes due 1/1/04 in the aggregate principal amount of $750,000 and/or Class B Unsecured Notes due 1/1/04 in the aggregate principal amount of $750,000 owned by Gibralt US, Inc. (see Note 6).

(6) In consideration for aggregate gross proceeds to Diomed, Inc. of $2,000,000 paid by Gibralt US and pursuant to the terms and conditions of a Note Purchase Agreement among the Issuer, Diomed, Inc. and Gibralt US (the "Note Agreement"), on December 27, 2002, the Issuer issued to Gibralt US (i) Warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.26 per share, which warrants become exercisable on May 27, 2003, and (ii) Class A Notes and Class B Notes due January 1, 2004 in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 8% per annum, which are convertible at the option of the holder(s) upon at least 60 days written notice to the Issuer or, at the option of the holder(s) upon the occurrence of a Financing Transaction or a Liquidation Event (as such terms are defined in the Note Agreement) at a Conversion Price (as defined in the Notes) which will be determined at the time of conversion (if the Notes are converted). The complete terms and conditions of the Note Agreement, the Warrants and the Notes were disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on December 30, 2002.

(7) Consisting of (i) 999,999 shares of Class A Convertible Preferred Stock owned by Gibralt Capital Corp. (of which 50,000 shares of Class A Convertible Preferred Stock were converted into 50,000 shares of Common Stock as of each of December 31, 2002, January 31, 2003 and February 28, 2003) (see Note 3), (ii) Stock Options to purchase up to 50,000 shares of Common Stock owned by Reporting Person (see Note 4), (iii) Warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.26 per share owned by Gibralt US, Inc. (see Note
         6), and (iv) an indeterminate amount of shares issuable upon the optional conversion of Class A Secured Notes due 1/1/04 in the aggregate principal amount of $1,000,000 and/or Class B Unsecured Notes due 1/1/04 in the aggregate principal amount of $1,000,000 owned by Gibralt US, Inc. (see Note 6).

(8) In a private transaction which occurred on March 18, 2003, Gibralt US, Inc. transferred to certain third parties part of the securities purchased by Gibralt US, Inc. on December 27, 2002. The transferred securities were an aggregate principal amount of $250,000 of Class A Secured Notes due 1/1/04, an aggregate principal amount of Class B Unsecured Notes due 1/1/04 and 2,083,334 Warrants. As a result, Gibralt US, Inc. continued to own an aggregate principal amount of $750,000 Class A Secured Notes due 1/1/04, an aggregate principal amount of $750,000 Class B Unsecured Notes and a total of 6,249,999 Warrants.

(9) Consisting of (i) 849,999 shares of Class A Convertible Preferred Stock owned by Gibralt Capital Corp. as of March 18, 2003 (see Note 3), (ii) Stock Options to purchase up to 50,000 shares of Common Stock owned by Reporting Person (see Note 4), (iii) Warrants to purchase up to 6,249,999 shares of Common Stock at an exercise price of $.26 per share owned by Gibralt US, Inc. (see Note 8), and (iv) an indeterminate amount of shares issuable upon the optional conversion of Class A Secured Notes due 1/1/04 in the aggregate principal amount of $750,000 and/or Class B Unsecured Notes due 1/1/04 in the aggregate principal amount of $750,000 owned by Gibralt US, Inc. (see Note 8).

   /s/ Samuel Belzberg                                         03/19/03
----------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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